 Q Search    Try Premium Free
for 1 Month



Thomas DeVesto

Founder

Boston, Massachusetts

 RePat, LLC

See contact info

223 connections

Message   ...

Tom DeVesto is an Audio Hall of Fame designer and entrepreneur, founder of Tivoli Audio, founder of Cambridge Soundworks, SVP of Kloss Video Corp, and co-creator of the world's first home theater system at Advent Corporation. He serves on the Board of Overseers of WGBH Radio and is a Directo...

Show more ∨

Experience


Founder
RePat, LLC
Feb 2015 – Present · 4 yrs 2 mos

Founder, CEO, Head of R&D, Chief Designer
Tivoli Audio
Feb 2000 – Feb 2015 · 15 yrs 1 mo
Boston, MA


Founder, CEO, Head of R&D
Cambridge SoundWorks
1988 – Feb 2000 · 12 yrs
Cambridge, MA

Senior Vice President of Sales and Marketing
Kloss Video Corporation
1978 – 1985 · 7 yrs
Cambridge, MA

R&D, Director of Sales
Advent Corporation
1976 – 1978 · 2 yrs
Cambridge, MA

Skills & Endorsements

Strategy · 7









Search

Product Development · 6

Endorsed by **Paul Bente, who is highly skilled at this**

Product Management · 5

Endorsed by **Bambi Alperson** and **1 other who is highly skilled at this**

Show more